QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.1

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended		Fiscal Years Ended
(in millions)	February 25, 2007	February 26, 2006	May 28, 2006	May 29, 2005	May 30, 2004	May 25, 2003	May 26, 2002
	(unaudited)
Earnings[1]
Income before taxes and our share in net losses of equity-method investments	$405.7	$492.2	$695.9	$415.6	$347.8	$(7.4)	$(116.1)
Add: Fixed charges	4.2	4.0	5.6	5.0	3.7	3.9	6.4
Less: Interest capitalized	—	—	—	—	—	—	—

Total earnings	$409.9	$496.2	$701.5	$420.6	$351.5	$(3.5)	$(109.7)

Fixed Charges[2]
Interest expensed	$1.3	$1.2	$1.9	$1.5	$1.2	$1.5	$3.9
Interest capitalized	—	—	—	—	—	—	—
Estimate of interest in rent expense	2.9	2.8	3.7	3.5	2.5	2.4	2.5

Total fixed charges	$4.2	$4.0	$5.6	$5.0	$3.7	$3.9	$6.4

Ratio of earnings to fixed charges	97.6x	124.1x	125.3x	84.1x	95.0x	—	—

Coverage deficiency	—	—	—	—	—	$11.3	$122.5

(1)
The term "earnings" means the amounts resulting from the following: (a) our income before provision for income taxes, plus (b) our fixed charges, less (c) our interest capitalized.

(2)
The term "fixed charges" means the amounts resulting from the following: (a) interest expensed, plus (b) our interest capitalized, plus (c) our estimate of the interest component of rent expense.

QuickLinks

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES